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                              June 14, 2021

       Burton Goldfield
       Chief Executive Officer
       TriNet Group, Inc.
       One Park Place, Suite 600
       Dublin, CA 94568

                                                        Re: TriNet Group, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Response Dated May
20, 2021
                                                            File No. 001-36373

       Dear Mr. Goldfield:

              We have reviewed your May 20, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       April 29, 2021 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Measures, page 34

   1. We read your response to comment 1 and your proposed presentation of Net Service
                                                        Margin and Net
Insurance Services Margin. Your definitions exclude the Cost of
                                                        Providing Services line
item, which you describe as costs that are controllable. Please tell us in more detail about
the nature of these costs, how they differ from your variable costs of service and why
presenting these margins is appropriate without them.
   2.                                                   We read your response
to comment 2. By including Net Service Margin as the
                                                        denominator in the
calculation of Adjusted EBITDA margin, you are effectively
                                                        presenting Net Service
Margin as a substitute for GAAP revenue. However, your
 Burton Goldfield
TriNet Group, Inc.
June 14, 2021
Page 2
         response to comment 1 indicates that you are presenting Net Service Margin and Net
         Insurance Services Margin as types of gross profit, more akin to contribution-type measures, rather than as substitutes for GAAP revenue. As such, please revise to exclude any ratio utilizing Net Service Margin as the denominator.
       You may contact Keira Nakada at 202-551-3659 or Rufus Decker at 202-551-3769 with any questions.



FirstName LastNameBurton Goldfield                           Sincerely,
Comapany NameTriNet Group, Inc.
                                                             Division of
Corporation Finance
June 14, 2021 Page 2                                         Office of Trade &
Services
FirstName LastName